                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549


                                  SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 2)


                                TUTOGEN MEDICAL INC.
  _________________________________________________________________________
                                 (Name of Issuer)

                                 COMMON STOCK
  _______________________________________________________________________
                        (Title of Class of Securities)

                                   09058X109
                           __________________________
                                (CUSIP Number)

13G
CUSIP No. 09058X109
_____________________________________________________________________________
1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

     Renaissance Capital Partners II, Ltd.             75-2407159

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.   SOLE VOTING POWER
     7,232,668 shares
_____________________________________________________________________________
6.   SHARED VOTING POWER
     None
_____________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     7,232,668 shares
_____________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,232,668 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     60.77%
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     PN, IV
_____________________________________________________________________________

ITEM 1.

     a, b.     Tutogen Medical Inc.                     ( Company )
               1719 Route 10, Suite 314
               Parsippany, NJ  07054
ITEM 2.

     (a)       Name of Person Filing
               Renaissance Capital Partners II, Ltd.    ( Filer )

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210 LB-59
               Dallas, TX 75206-1857

     (c)       Citizenship
               Texas

     (d)       Title of Class of Securities
               Common Stock

     (e)       CUSIP Number
               759922206

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______     Broker or Dealer registered under Section 15 of the Act
     (b) ______     Bank as defined in section 3(a)(6) of the Act
     (c) ______     Insurance Company as defined in section 3(a)(19) of the
                    Act
     (d) __X___     Investment Company registered under section 8 of the
                    Investment Company Act
     (e) ______     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
     (f) ______     Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
     (g) ______     Parent Holding Company, in accordance with 240.13d-
                    1(b)(ii)(G)(Note: See Item 7)
     (h) ______     Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

     (a)       Amount Beneficially Owned:
        At December 31, 1998, the Filer s reportable position in the Company was 695,110 shares of the Company's common stock, $2,074,081.06 in a Convertible Debenture, which is convertible into common stock at $0.4699688 per share, $ 500,000 in a Convertible Debenture which is convertible into common stock at $1.35 per share, a warrant to purchase 547,560 common shares at $2.50 per share, a warrant to purchase 806,397 common shares at $2.60 per share, a warrant to purchase 400,000 common shares at $1.25 per share. All of the debentures and warrants are convertible or exercisable within 60 days.

     (b)       Percent of Class
               60.77%
     (c)       Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:
                    7,232,668
        (ii)   shared power to vote or to direct the vote:
                    None
        (iii)  sole power to dispose or to direct the disposition of:
                    7,232,668
        (iv)   shared power to dispose or to direct the disposition of:
                    None

Item 5.        Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 26, 1999
                              ________________/S/___________________________
                                        Signature

                              Thomas W. Pauken, Liquidation Trustee
                              Renaissance Capital Partners II, Ltd.
                              ___________________________________________
                                        Name and Title